                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                 For the month of     September       , 2000.
                                  --------------------

                                 Transtel S.A.
--------------------------------------------------------------------------------
                (Translation of Registrant's Name Into English)

      Calle 15 #33-289, Autopista, Cali-Yumbo Km.2, Cali-Valle, Colombia
--------------------------------------------------------------------------------
                   (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F    x          Form 40-F _______
                    -------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes _____     No   x
                           -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.)

                                TRANSTEL S.A.--
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    (Pesos of September 30, 2000 purchasing power and U.S. Dollars, unless otherwise specified)


General

   Transtel S.A. ("Transtel" or the "Company") is the largest private telephone company in Colombia, providing telephone service to both business and residential subscribers. The Company currently owns and operates telephone systems serving ten cities, with an aggregate population of 3.1 million people, located in the southwestern region of Colombia. As of September 30, 2000, such systems provided service to an aggregate of approximately 290,148 subscribers and had an average penetration of 28.8 lines per 100 people.

   Throughout the nine months ended September 30, 2000 the Company has been adding high quality subscribers in each of its markets. Management has substantially increased the number of lines installed from 268,033 at September 30, 1999 to 296,658 at September 30, 2000. During the nine months ended September 30, 2000 the Company has disconnected a total of 4,951 subscribers improving its subscriber base by discontinuing service to delinquent accounts. Despite such Company-imposed churn, the Company's growth has continued apace and has now more than replenished previously terminated subscribers. The Company has also continued to grow its other businesses and as of September 30, 2000 had 23,582 cable TV subscribers, 13,681 Internet subscribers, 67,856 voice mail customers and 360,783 subscribers of special services.

   The Company generates revenues by providing telephone services to its commercial and residential subscribers. The Company's sources of revenue consist of: (i) basic fixed charges based either on the predecessor telephone operator or the existing competitive tariff structure; (ii) local usage charges based on the number of minutes used per month; (iii) access charges for national and international long distance tariffs collected for providing such services to and from the Company's networks generated from incoming and outgoing calls; (iv) the sale of equipment to subscribers; (v) value-added services such as video conference calling and voice mail; and (vi) connection fees from each new subscriber connected to the Company's network. In addition, the Company expects to generate additional revenues from its subscribers' growing use of the Internet. The Company's subscribers, who elect Internet service, will pay a monthly service fee and related usage charges.

   The Company's revenues trend for the nine ended September 30, 2000 is different than previous trends because for the nine months ended September 30, 2000 usage derived revenues are an increasing share of overall revenues. The first three quarters of 2000 have also evidenced the increasing importance of local services revenues (those from basic charges and local usage). In the nine months ended September 30, 2000, these revenues accounted for approximately 95% of revenue compared to 72% for the nine months ended September 30, 1999. Aside from the decline in connection fee revenue, this fact reflects the importance of tariff increases and the Company's call completion efficiency. The trend seen in the last quarterly reports continues as revenues for local telephone services (basic and local usage charge) are becoming more important in total revenue contribution to the Company. This type of revenue generation is not dependent on third party operations (long distance and cellular). Also the growth of local services emphasizes the importance of the tariffs increases applied.

Nine months ended September 30, 1999 and 2000

   The following is a discussion of the consolidated financial condition as of September 30, 1999 and 2000 and the results of operations of the Company for the nine months ended September 30, 1999 and 2000. The discussion should be read in conjunction with the unaudited Consolidated Interim Financial Statements of the Company as of and for the nine months ended September 30, 1999 and 2000, and the notes thereto included elsewhere herein. The unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Note 6 to the

Company's unaudited Consolidated Interim Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income (loss) and shareholders' equity as of and for the nine months ended September 30, 1999 and 2000. Unless otherwise indicated, the financial information has been presented in constant Pesos as of September 30, 2000. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on September 30, 2000, which was 2,212.26 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

Subscriber Growth

The following table provides information regarding the Operating Companies:

                           TelePalmira  TeleCartago  Caucatel  TeleJamundi  Bugatel   TeleGirardot      Unitel/(3)/   Total
                           -----------  -----------  --------  -----------  -------   ------------      ---------     -----
Municipality served            Palmira      Cartago   Popayan      Jamundi     Buga      Girardot           Cali           NA

Population                     318,000      125,900    76,600       59,100  337,400       161,000/(1)/  1,980,600   3,058,600

Commencement date of
Company's operations            Sep-95       Apr-97    May-97       Jun-97   Jul-97        Dec-97          Jun-97          NA

Number of subscribers at                                               New                                    New
commencement date               15,600       13,800    10,800       System   10,700        23,500          System      74,400

Number of subscribers as
of December 31, 1999            68,803       32,844    23,721       12,737   26,931        53,454          67,716     286,206

Number of subscribers as
of June 30, 2000                69,208       33,310    23,862       13,275   27,558        50,174          69,830     287,217

Total subscribers as of
September 30, 2000              70,948       34,054    24,340       13,608   28,235        50,091          68,872     290,148

Penetration/(2)/                  22.3         34.2      31.8         37.0     17.3          38.1            33.8        28.8

(1)  Includes the neighboring cities of Flandes and Ricaurte.
(2) Penetration represents the number of installed lines per 100 people. In Cartago, Jamundi, Buga, Yumbo and Cali. penetration includes the installed lines of municipal competitors of approximately 8,952 lines, 8,250 lines, 30,005 lines, 6,705 lines, and 524,690 lines as per the Company's estimates, respectively.
(3)  Includes Unitel Yumbo (Wireline) and Unitel Cali (Wireless and Wireline).


Pay-TV and Internet Subscribers

                          TelePalmira  TeleCartago  Caucatel  TeleJamundi  Bugatel  TeleGirardot   Unitel(2)  Cablevision    Total
                          -----------  -----------  --------  -----------  -------  ------------   ---------  -----------    -----
Municipality served           Palmira      Cartago   Popayan    Jamundi       Buga   Girardot           Cali         Cali         NA

Population                    318,000      125,900    76,600     59,100    337,400    161,000/(1)/ 1,980,600    1,980,600  3,058,600

Internet Subscribers
--------------------            2,737        1,231     1,505        137      1,231        684          6,156           NA     13,681
Number of subscribers as
of September 30, 2000

Internet Penetration             0.86         0.98       1.9       0.23       0.36       0.42            0.3           NA       0.45

Pay-TV Subscribers
------------------
Number of Homes Passed             NA           NA        NA         NA         NA         NA             NA       40,000     40,000
Number of subscribers as
of September 30, 2000              NA           NA        NA         NA         NA         NA             NA       23,582     23,582

(1)  Includes the neighboring cities of Flandes and Ricaurte.
(2)  Includes Unitel Yumbo (Wireline) and Unitel Cali (Wireless and Wireline).

Results of Operations

  The composition of the Company's revenues for each of periods discussed herein is as follows:

                                                               Nine months ended September 30,
                                              ----------------------------------------------------------------
                                                  1999                   %            2000                 %
                                              -------------            -----      -------------          -----
                                             (in thousands of constant Pesos of September 30, 2000 purchasing power, except percents data)
Connection fees.............................  Ps 26,289,437             25.6%     Ps  4,670,949            4.9%
Local usage charges.........................     29,124,902             28.3         46,045,440           48.1
Basic charges...............................     15,079,602             14.7         20,123,487           21.0
Long distance charges.......................     15,491,350             15.1         13,504,997           14.1
Other income................................      7,002,717              6.8          7,354,546            7.7
                                              -------------            -----      -------------          -----
  Total telephone...........................  Ps 92,988,008             90.5         91,699,419           95.8
Pay television services.....................      9,778,615              9.5          4,049,363            4.2
                                              -------------            -----      -------------          -----

  Total revenues............................  Ps102,766,623            100.0%     Ps 95,748,782          100.0%
                                              =============            =====      =============          =====

  The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                                                Nine months ended September 30,
                                                                                ------------------------------
                                                                                     1999              2000
                                                                                    -----            ------
  Revenues....................................................................      100.0%            100.0%
                                                                                    -----            ------
  Costs and expenses:
     Operating costs..........................................................      (17.4)            (17.8)
     Administrative expenses..................................................      (23.4)            (22.7)
     Marketing expenses.......................................................       (5.7)             (4.9)
                                                                                    -----            ------
        Total.................................................................       46.6              45.4
                                                                                    -----            ------
  Operating income............................................................       53.4              54.6
  Nonoperating expenses.......................................................      (77.6)            (71.6)
  Net monetary inflation adjustment income....................................       26.0              17.5
                                                                                    -----            ------
  Income before income taxes and minority interest............................        1.8               0.5
  Income tax expense..........................................................       (1.1)             (4.5)
                                                                                    -----            ------
  Income before minority interest.............................................        0.7              (4.0)
  Minority interest...........................................................       (9.6)             (9.2)
                                                                                    -----            ------
  Net income..................................................................       (9.0)%           (13.2)%
                                                                                    =====            ======

  Revenues.   The total revenues for the nine months ended September 30, 2000
("Interim 2000") decreased by Ps 7.018 billion, or -6.8%, to Ps 95.749 billion from Ps 102.767 billion in the nine months ended September 30, 1999 ("Interim 1999"). The decrease in revenues for Interim 2000 was mainly attributable to the decrease in connection fee revenue. The number of subscribers increased from 268,033 at September 30, 1999 to 290,148 at September 30, 2000, or 8% excluding Cablevision. The number of new subscribers increased primarily as a result of organic growth of the Operating Companies.

  Connection fee revenue in Interim 2000 decreased by Ps 21.618 billion from Ps
26.289 billion in Interim 1999 to Ps 4.671 billion as a result of 33,807 new lines sold during Interim 2000 compared to 71,187 new lines sold in Interim 1999. Pay television services were Ps 4.049 billion in Interim 2000 compared to Ps 9.779 billion in Interim 1999. This decrease in pay television revenues is due to the lack of demand for videoconferencing and other special services during Interim 2000. Long distance charges decreased by Ps 1.986 billion from Ps
15.491 billion in Interim 1999 to Ps 13.505 billion in Interim 2000 as a result of additional revenues in Interim 1999 due to the reconciliation of additional access charges corresponding to previous periods. However, local revenues, including basic monthly charges, local usage charges, and other fees for Interim 2000 increased by Ps 22.316 billion from Ps 51.207 billion in Interim 1999 to Ps
73.523 billion or 43.6% in Interim 2000.

  Costs and Expenses.   Costs and expenses for Interim 2000 decreased by Ps
3.679 billion, or -7.8%, to Ps 43.545 billion from Ps 47.224 billion in Interim 1999.

  Operating costs increased by Ps 0.641 billion from Ps 16.445 billion in Interim 1999 to Ps 17.086 billion mainly as a result of increases in depreciation of Ps 0.522 billion.

  Administrative expenses for Interim 2000 decreased by Ps 2.142 billion to Ps
21.739 billion from Ps 23.881 billion in Interim 1999. The decrease was mainly attributable to the decreases in salaries, benefits and other labor payments of Ps 1.957 billion, as a result of the personnel reduction program.

  Marketing expenses for Interim 2000 decreased by Ps 2.178 billion to Ps 4.720 billion from Ps 6.898 billion in Interim 1999. The decrease in marketing expenses was primarily attributable to the decrease in salaries, benefits and other labor payments of Ps 2.050 billion related with the program above mentioned.

  Operating Income.   Operating income for Interim 2000 decreased by Ps 3.339
billion from Ps 55.543 billion in Interim 1999 to Ps 52.204 billion. The decrease was mainly attributable to the decrease in revenues as a result of the decrease in connection fees.

  Non-operating Income (Expenses).   Non-operating income (expenses), net for
Interim 1999 and Interim 2000 consisted of the following:

                                                                       Nine months ended September 30,
                                                                 ------------------------------------------
                                                                          1999                   2000
                                                                      ------------           ------------
                                                                  (in thousands of constant Pesos of
                                                                 September 30, 2000 purchasing power)
  Financial Income:
     Interest income........................................        Ps  21,027,840         Ps  27,294,408
     Exchange gains.........................................            50,076,754             33,066,077
     Other financial income.................................               676,891                897,435
                                                                    --------------         --------------
                                                                        71,781,485             61,257,920
                                                                    --------------         --------------
  Financial Expenses:
     Interest expense.......................................           (41,159,882)           (56,511,907)
     Bank commissions.......................................               (99,774)            (1,313,493)
     Exchange losses........................................          (114,507,794)           (73,894,049)
     Bank expenses..........................................              (158,529)              (654,726)
     Other financial expenses...............................              (317,658)              (247,038)
                                                                    --------------         --------------
                                                                      (156,243,637)          (132,621,213)
                                                                    --------------         --------------
  Other:
     Sales of scrap and extra parts.........................                15,434                      -
     Other, net.............................................            (2,195,291)             2,844,251
                                                                    --------------         --------------
                                                                        (2,179,857)             2,844,251
                                                                    --------------         --------------
  Total Non-operating Income (Expenses)                             Ps (86,642,009)        Ps (68,519,042)
                                                                    ==============         ==============

Net non-operating expenses decreased from Ps (86.642) billion for Interim 1999 to Ps (68.519) billion in Interim 2000. The decrease was mainly due to the net exchange loss occurred during Interim 2000 associated with the Senior Notes, the Discount Notes and other liabilities denominated in Dollars due to the decrease of devaluation from 30.81% September 1999, to 18.06% September 2000 of the Colombian peso with respect to the Dollar.

  Net Monetary Inflation Adjustment Income.   Net monetary inflation adjustment
income in Interim 2000 increased by Ps 0.438 billion to Ps 16.800 billion from Ps 16.362 billion in Interim 1999.

  Income Tax Expense.   Income tax expense for Interim 2000 decreased by Ps
2.687 billion to Ps (4.288) billion from Ps (1.601) billion in Interim 1999 primarily because of tax loss carry forward benefits recorded for Transtel S.A. during 2000.

  Minority Interest.   Minority interest for Interim 2000 decreased by Ps 3.797
billion to Ps 8.803 billion from Ps 12.600 billion for Interim 1999 because of the decreased net income of the operating subsidiaries.

  Net Income (loss).   Total income (loss) decreased by Ps (16.333) billion from
Ps (28.939) billion for Interim 1999 to Ps (12.606) billion for Interim 2000 as a result of the factors discussed above.

Liquidity and Capital Resources

  The fixed landline telephone business is a capital-intensive business, which requires substantial investment to acquire and upgrade the telephones networks in each of the Company's markets. In addition, the Company has required significant capital for systems infrastructure development, sales and marketing programs.

  Net cash used by operating activities during Interim 2000 was Ps 3.330 billion as compared used to Ps 41.721 billion for Interim 1999. The decrease in cash used from operations for Interim 2000 was primarily caused by a decrease in net income (loss) and caused by the fact that all of the operating companies, except Unitel, have completed their expansion plans and therefore require less cash for their operating activities. Net cash used in investing activities during Interim 2000 was Ps 151.985 billion as compared to Ps 23.341 billion used in Interim 1999. Cash used in investing activities in Interim 2000 continues to relate to the construction of new network systems and the upgrade of existing network systems. In addition, cash used in investing activities in Interim 2000 includes the net maturity of short-term and long-term investments of Ps 6.817 billion. Net cash provided by financing activities during Interim 2000 was Ps
131.398 billion as compared to Ps 12.170 billion used in Interim 1999. As of September 30, 2000, the Company's borrowings were Ps 501.071 billion, consisting primarily of the Senior Notes of Ps 331.839 billion and the Discount Notes of Ps
46.533 billion. Substantially all of the borrowings at September 30, 2000 are denominated in Dollars. The Company also has obligations under leases, some of which are not capitalized in accordance with Colombian GAAP, but are required to be capitalized under U.S. GAAP.

  The Company's principal liquidity requirements are to finance the construction, development and expansion of its networks, debt service (primarily on the Senior Notes), working capital and general corporate purposes, including future acquisitions. The Company's initial expansion and upgrade project (the "Expansion") was projected to require aggregate capital expenditures of approximately $178.2 million, of which approximately $7.7 million had been financed with local bank borrowings, all of which have been repaid with proceeds of the Senior Notes Offering, and $1.5 million of cash flow from operations. The Company completed the Expansion on December 31, 1998 and financed the remainder of the Expansion with (i) approximately $38.3 million of the proceeds of the Senior Notes Offering; (ii) approximately $102.1 million of Vendor Financing;
(iii) the sale of investments of $8.5 million; and (iv) approximately $20.2 million of DIAN Financing.

  As a result of the Senior Notes Offering, the Discount Notes, the Vendor Financing, the DIAN Financing and the incurrence of certain other indebtedness, the Company will be required to satisfy certain debt service requirements. Following the disbursements in May and November 1998 and 1999 of all the proceeds in the Escrow Account, a substantial portion of the Company's cash flow is utilized to service the Senior Notes, the Vendor Financing and the DIAN Financing. The Senior Notes will require semi-annual interest payments of approximately $9.4 million and the Vendor Financing will require semi-annual interest and principal payments of approximately $7.2 million. In addition, the DIAN Financing will require semi-annual principal payments of approximately $2.0 million. The cash interest due on the Discount Notes will not exceed $44,000 in any year through 2008; however, the principal of $15.0 million plus accrued interest of $86.9 million will be due on August 13, 2008. The Company is required to meet various financial covenants under the Indenture. As of September 30, 2000, the Company was in compliance with all such financial covenants. See the description under the heading "Recent Events--Late Interest Payment on the Senior Notes" below.

  Annual interest payments on the Senior Notes by the Company will be approximately $18.8 million, plus any additional interest as required, through November 1, 2007. The principal amount of the Senior Notes is due on November 1, 2007. As of September 30, 2000, the Company has lent $95.5 million (Ps204.198 billion) of the proceeds from the Senior Notes to six of its Operating Companies as evidenced by Intercompany Notes which were executed as of December 31, 1998. Balances loaned to each subsidiary as of September 30, 2000 are as follows:

                                                As of  September 30, 2000
                                          --------------------------------------
                                         (in thousands of constant Pesos of
                                                    September 30,
                                        2000 purchasing power and in Dollars)
Unitel..............................      Ps  66,346,472             $29,990,359
TeleJamundi.........................          48,130,977              21,756,474
TelePalmira.........................          50,417,089              22,789,857
TeleCartago.........................          21,758,097               9,835,235
Caucatel............................          16,335,427               7,384,045
Bugatel.............................           8,193,118               3,703,506
                                          --------------             -----------
                                          Ps 211,181,180             $95,459,476
                                          ==============             ===========

The Intercompany Notes bear interest at 12 1/2%, are payable in U.S. dollars, and are also due on November 1, 2007. The Intercompany Notes become due and payable upon the acceleration of the Senior Notes issued by Transtel S.A. under the Indenture.

  Summarized financial information on a Colombian GAAP basis of each of the Operating Companies that has issued an Intercompany Note to Transtel S.A. as of and for the nine months ended September 30, 2000 are presented below. Other than TelePalmira, which began its commercial operations in 1995, the other Operating Companies listed below did not commence commercial operations until generally mid-1997.


      INCOME STATEMENT INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES

                  For the Nine Months Ended September 30, 2000

(Amounts in thousands of constant Pesos of September 30, 2000 purchasing power)

                                           TelePalmira       Unitel      TeleJamundi    TeleCartago     Bugatel       Caucatel
                                          --------------  -------------  ------------  -------------  ------------  -------------
Total revenues--subscribers...........    Ps 23,895,673   Ps 24,085,022  Ps 2,724,440  Ps 12,412,042  Ps 9,589,383  Ps  7,622,658
Operating income (loss)...............       15,429,533      16,209,531       783,664      9,500,595     6,713,265      4,951,639
Net income............................         (688,368)     12,140,490       435,657      7,730,891     3,358,270      4,423,004

         CASH FLOW INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES

                  For The Nine Months Ended September 30, 2000

(Amounts in thousands of constant pesos of September 30, 2000 purchasing power)

                                            TelePalmira        Unitel      TeleJamundi    TeleCartago      Bugatel       Caucatel
                                          ---------------  -------------  -------------  -------------  -------------  -------------
Cash flow (used)  provided by operating
   activities...........................  Ps (14,707,251)  Ps 12,903,251  Ps 1,741,786   Ps 1,179,057   Ps 8,764,502   Ps 2,544,629
Cash flow used by  investing
   activities...........................       1,071,672     (31,976,908)  (10,292,664)    (8,230,516)   (10,086,826)    (6,119,426)
Cash flow provided (used) by financing
   activities...........................      13,272,886      31,988,936     9,241,681      4,537,415      1,681,585      2,365,048

 BALANCE SHEETS OF SUBSIDIARIES WITH INTERCOMPANY NOTES AT SEPTEMBER 30, 2000 (Amounts in thousands of constant Pesos of September 30, 2000 purchasing power)

                                    TelePalmira        Unitel        TeleJamundi     TeleCartago        Bugatel         Caucatel
                                   --------------  ---------------  --------------  --------------  ---------------  ---------------
Current assets  ................   Ps  25,168,083  Ps   38,645,675  Ps   6,013,613  Ps  11,078,080  Ps    8,944,851  Ps    5,891,964
Properties, plant and
equipment.......................       95,653,345      182,320,362      61,223,794      61,604,885       45,702,550       43,920,458
Other noncurrent assets.........       40,776,047       38,529,871      10,003,750      10,672,302       10,495,767        6,056,512
                                   --------------  ---------------  --------------  --------------  ---------------  ---------------
  Total assets..................   Ps 161,597,475  Ps  259,495,908  Ps  77,241,157  Ps  83,355,267  Ps   65,143,168  Ps   55,868,934
                                   ==============  ===============  ==============  ==============  ===============  ===============

Current liabilities.............   Ps  28,913,086  Ps   44,533,484  Ps   4,437,734  Ps  13,838,057  Ps   14,434,116  Ps    5,764,111
Capital lease obligations.......       17,722,242       67,442,629       6,807,025       9,226,717       11,912,785          589,229
Intercompany Note to Transtel...       43,188,489       85,583,279      54,337,739      27,030,677        8,135,428       14,579,308
Other noncurrent liabilities....        4,686,187        5,674,520       2,664,508       1,813,899        1,430,023        1,559,561
                                   --------------  ---------------  --------------  --------------  ---------------  ---------------
  Total liabilities.............       94,510,004      203,233,912      68,247,006      51,909,350       35,912,352       22,492,209
Total shareholders' equity......       67,087,471       56,261,996       8,994,151      31,445,917       29,230,816       33,376,725
                                   --------------  ---------------  --------------  --------------  ---------------  ---------------
  Total liabilities and
   shareholders' equity.........   Ps 161,597,475  Ps  259,495,908  Ps  77,241,157  Ps  83,355,267  Ps   65,143,168  Ps   55,868,934
                                   ==============  ===============  ==============  ==============  ===============  ===============

  Connection fees revenue for the nine months ended September 30, 2000 were Ps0.657 billion, Ps 3.151 billion, Ps0.026 billion, Ps 0.131 billion, Ps 0.241 billion and Ps (0.026) billion at TelePalmira, Unitel, TeleJamundi, TeleCartago, Bugatel and Caucatel, respectively.

  In addition to the Intercompany Notes, these six Operating Companies have capital lease obligations and short-term bank borrowings totaling Ps 19.545 billion and Ps 14.621 billion, respectively, included in current liabilities at September 30, 2000. As indicated in the above summarized balance sheet information, these six Operating Companies have total long-term capital lease obligations of Ps 113.701 billion at September 30, 2000. As these subsidiaries install and accept the remaining Global Leases, the IBM Arrangement and the related DIAN Financing, additional financial obligations totaling Ps 109.658 billion will be incurred.

  Although the interest payments on the Senior Notes for the first four payments (through November 1, 1999) were paid from the Escrow Account, which was funded with a portion of the proceeds of the Senior Notes, the ability of the Company to make payments of interest after November 1, 1999 and of the $150.0 million principal balance due on November 1, 2007 will be largely dependent upon the future performance of the Operating Companies and their ability to pay the interest and principal due under the Intercompany Notes. Many factors, some of which will be beyond the Company's and the Operating Companies' control (such as prevailing economic conditions) may affect their performance. There can be no assurance that the Operating Companies will be able to generate sufficient cash flow to cover required interest and principal payments when due on the Intercompany Notes or that the Company will be able to generate sufficient cash flow for it to be able to make its principal and interest payments in the future. Although cash and interest from the Escrow Account has been sufficient to service these intercompany obligations through November 1, 1999, as of May 1, 2000, the date the first interest payment was due without the benefit of the Escrow Account, these six Operating Companies have not yet been able to generate sufficient cash flow from operations to make such interest payments in a timely manner. See the description under the heading "Recent Events--Late Interest Payment on the Senior Notes" below. If the Company is unable to make principal and interest payments in the future, it may, depending upon the circumstances which then exist, seek additional equity or debt financing, attempt to refinance its indebtedness or sell all or part of its business or assets to raise funds to repay its indebtedness.

  On December 31, 1998, the Company sold $15.0 million (Ps 33.184 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% per annum will accrue over the term of the notes, and the total accrued interest of $86.9 million (Ps 192.245 billion) and principal of $15.0 million (Ps 33.184 billion) will be due on August 13, 2008. The balance of the Discount Notes, including interest accreted but unpaid, is $6.0 million (Ps 13.349 billion) at September 30, 2000. The Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each Operating Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Discount Notes.

Accounting for Inflation

  As a Colombian company, the Company maintains its financial records in Pesos. Colombian GAAP requires that the financial statements of Colombian companies be adjusted to account for inflation. The inflation rate for the nine months ended September 30, 2000 was 7.67%. Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian MCPI. Commencing January 1, 2000, this index is applied on a one-month lagging basis to non-monetary assets (except inventory) and liabilities and shareholders' equity accounts. Monetary balances are not adjusted because they reflect the purchasing power of the currency on the date of the balance sheet. Foreign currency balances are not adjusted because they are translated into Pesos at the exchange rate in effect on the same date. The resulting net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income (loss)" in the income statement for each period in question. On December 24, 1998, the Colombian Congress decreed a National Fiscal Change to apply after January 1, 1999. This regulation eliminated inflation adjustments relating to inventories and revenues and expenses.

Income Tax Matters

  Consolidated income tax returns are not permitted in Colombia. The effective statutory income tax rate for the Company was 35% for 1996, 1997, 1998 and 1999 and for the nine months ended September 30, 2000. Under Colombian law, Transtel S.A. must pay a minimum tax which is presumed to be not less than the greater of 5% of shareholders' equity for tax purposes at the end of the immediately preceding year or 1.5% of gross assets for tax purposes at the end of the immediate preceding year. Adjustments to income to account for inflation are taken into account for income tax purposes; however, operating companies such as Transtel's subsidiaries are not subject to such a minimum income tax.

  In accordance with Law 142 of 1994 and Law 223 of 1995, entities which render basic residential telephony services and which are mixed capital companies (i.e., companies with both public and private capital, such as the Company's subsidiaries) are partially exempt from the payment of income taxes for a term of seven years from 1996 with respect to profits which are retained for upgrade, expansion or replacement of telephone systems. These companies are exempt from taxes on 100% of income related to basic telephony services for 1996; thereafter the exemption reduces by 10 percentage points each taxable year through 2000 and then reduces by 20 percentage points in 2001 and 2002. After 2002, there is no exemption.

  In July 1997, Law 383 of 1997 established that dividends declared from companies similar to Transtel's subsidiaries and paid to government entities are not taxable. As there is not a similar exclusion for private investors such as Transtel S.A., the Company expects that future dividends paid to Transtel S.A. by the Operating Companies will be taxable.


Reconciliation to U.S. GAAP

  The unaudited Consolidated Interim Financial Statements are prepared in accordance with Colombian GAAP, which differ from U.S. GAAP in certain significant respects. A comparison of the Company's net income (loss) and shareholders' equity at and for the nine months ended September 30, 1999 and 2000, under Colombian GAAP and after reflecting the material adjustments which arise when U.S. GAAP is applied instead of Colombian GAAP, is shown below:

                                                        Nine months ended,
                                             ----------------------------------------
                                                   1999                     2000
                                                -----------              -----------
                                               (in thousands of constant Pesos of
                                              September 30, 2000 purchasing power)
Net Income (Loss)
  Colombian GAAP  ....................        Ps (28,938,657)          Ps (12,606,444)
  U.S. GAAP  .........................           (39,948,190)             (16,034,313)
Shareholders' Equity

  Colombian GAAP...............................   60,552,688               84,624,100
  U.S. GAAP....................................    7,345,418               20,767,274

  As more fully described and quantified in Note 6 to the unaudited Consolidated Interim Financial Statements, the major differences between Colombian GAAP and U.S. GAAP in each period relate to income taxes, revaluation of assets, depreciation expense, capitalized interest, deferred charges, capital leases, revenue recognition, reversal of monetary correction and purchase of properties from a shareholder.

Macroeconomics

  After a period of recession, Colombia is showing a slow recovery and is aiming to meet the requirements of the settlement made with the IMF in exchange of a monetary aid, which includes achieving results in three main fronts:

  1.   Tax reform proposal made by Minister Santos.

  2. Accomplish privatization processes including the sale of Carbocol, Isagen and ETB. The Carbocol sale has been completed although Isagen is in process and the ETB sale was again cancelled due internal problems.

  3. Achieving the targets in GDP growth to 3% for 2000, fiscal deficit, inflation and reserves targets. During the first half of current year, Colombia reached 3% in GDP and it is expected 3.9% for the second semester 2000. Inflation rate for year 1999 was only 9.1% and for year 2000 is expected to be around 10% which is the target set with the IMF.

  The increase in oil revenues provides Colombia with a better perspective to meet its targets and it offsets a little the delay in the privatization processes.

  Another important factor that has led the country into a recovery process is the exports. Colombian government has given strong support to exports particularly following the significant depreciation of the currency (Peso) over the past year. It is estimated that exports will increase by US$1.03 billion in 2000.

  Even though Colombia shows a trend of economical recovery, violence is still a negative factor undermining confidence in the country. The guerrillas are increasing their attacks to the population and police installations, and are declaring military objective to all US soldiers in Colombia that attempt to participate in front-line attacks against them. All of this is mostly a consequence of the Plan Colombia supported by the US and the majority of Colombian population.

  All of the above is taking effect while the government is also running the peace talks with the guerrillas. Peace talks have recently been frozen by the guerrillas as a way of putting pressure on the government and also due to the activities of other armed group called the Paramilitares, which have established to fight guerrilla aside from the government.

Tariffs

  As expected, the Comision de Regulacion de Telecomunicaciones (CRT) authorized a 20 point increase in tariffs over the established annual inflation index. On the basis of this authorization the Company set in motion a gradual tariff increase of approximately 30% on an annual basis, which is being applied enacted from April to September.

Company Outlook

  The Company is finishing with the execution of the Unitel expansion plan Phase II in the city of Cali which is intended to give wireline telephone service to subscribers inside the city using Fast Link technology replacing part of the initially planned wireless capacity. The Company expects that this will contribute to increase revenues not only because the increase in higher revenues from subscribers but also by using these lines to generate higher usage through internet service and data transmission.

  As of today all of the subsidiaries are growing at an organic pace due to the markets are near saturation, except for Unitel in Cali which is increasing its subscriber base.

  The Company is still focusing on improving its collecting process and improving client quality by selling in higher strata and commercials especially in Cali. With the integration of Cablevision and Uniweb (internet service provider) the Company has developed marketing plans and packages that interest people in acquiring its products.

Recent Events

Delays and Technical Difficulties with Wireless Technology

DECT
----

  The Company has experienced delays and technical difficulties with the supply, installation and use of DECT. DECT is a fixed wireless technology which the Company sought to use in its expansion plan in the city of Cali. DECT was initially expected to be complete by March 1998. However, due to supply and installation delays, the Company did not officially receive and accept the equipment until September 2000, a delay of thirty (30) months. Due to such delay, the Company has experienced subscriber loss, difficulty collecting accounts receivables, problems with customer satisfaction and damage to Unitel's reputation in the city of Cali. Additionally, once the equipment was installed, customers have experienced technical problems with DECT. The following is a list of certain key complaints by customers using DECT: (1) 53% of the complaints were that customers sometimes received a busy tone or no tone at all whenever the customer picked up the receiver to make a call, and (2) 16% of the complaints were that customers sometimes heard echoes and noises which interfered with their conversation. Additionally, calls were often interrupted and the Company had problems with the access integrator software which made it more difficult for the Company to install a line or to relocate the line. Such complaints have affected client service, have damaged the Company's positive image and has caused the Company to lose a large number of subscribers.

  Due to the delays and technical difficulties with DECT, the Company decided to reduced the size of its expansion plan in Unitel from an original goal of 59,000 wireless lines utilizing DECT to a revised goal of 35,000 wireless lines utilizing DECT. The remaining 24,000 lines will utilize Fast Link wireline technology instead of DECT. Additionally, throughout 2000, the Company negotiated with the vendors, Siemens A.G. and Siemens S.A. (collectively, the "Vendor") to settle claims relating to the problems with DECT. The negotiations led to an agreement for the Company to lease from the Vendor the Fast Link wireline equipment needed for the development of Unitel's new network at a discount of approximately $6.3 million. The settlement agreement also calls for the Vendor to construct the new network for Unitel. Finally, the Company is currently preparing a detailed analysis of the accounts receivables increases as a result of the problems with DECT. Management believes the Company will be in a position to reduce such accounts receivable levels in the future. However, there can be no assurance that the Company's procedures will result in significant improvements in the Company's liquidity or its ability to timely collect accounts receivables.

GSM
---

  The Company has experienced continuing technical difficulties with the installation and use of GSM. GSM is a fixed wireless technology which the Company sought to use in the expansion plan for the rural areas serviced by TelePalmira, Bugatel, TeleGiradot and TeleCartago. Once GSM was installed, the Company incurred high additional and unexpected costs to assure its subscribers had signal reception and to provide proper maintenance for the technology. Due to imprecise initial infrastructure planning by the Vendor in determining the type of equipment the Company required for its expansion plan, following the installation of initial towers, a second infrastructure planning and a reinstallation of new and more powerful towers was required. Despite the more powerful towers, such towers still did not cover the total area that the Company's original expansion plan intended to cover. In addition to the coverage problem of the towers, there were also problems in the terminal system due to poor manufacturing designs. The following is a list of certain problems which the Company experienced with GSM: (1) weak receptions of the signal (low gains for the expected coverage), (2) terminal system blockades, making the subscriber continually need to reset the system, (3) low-duration batteries, (4) no features available, (5) the power adapters burned easily, (6) low ring levels, (7) the entrant data service was not available, (8) blockades when receiving faxes or a failure in detecting when the fax is completed, (9) call interruption, (10) the system does not allow operation controlling which makes service more difficult and expensive because the Company must continually visit the subscribers, and (11) the system does not allow for traffic restrictions such as long distance and cellular, and does not allow routing traffic-A depending number.

  Such technical problems have caused the Company to incur expensive additional maintenance costs and other costs to attend to subscribers' needs. Additionally, such problems have caused the Company to lose a large number of subscribers and to suffer an increase in accounts receivables from its customers. As a result, the Company anticipates subscriber and revenue losses for these four subsidiaries.

  Although GSM was delivered and installed, it was never officially accepted by the Company. The Company and the Vendor are currently negotiating a settlement agreement in which the Vendor would agree to reduce amounts the Company owes the Vendor in consideration of the return by the Company of all GSM equipment. The settlement agreement would also include a new payment schedule for the remaining equipment leases which the Vendor has with the Company for other equipment. The new payment schedule would defer the payments to be made by the Company to the Vendor. Finally, the Company and the Vendor are negotiating a payment by the Vendor to the Company of $5.0 million in consideration of various releases, discharges and other agreements to be set forth in the settlement agreement. If agreed to, the settlement agreement will provide that the $5.0 million payment shall be made directly to HSBC Bank USA, as Indenture Trustee under the Indenture relating to Transtel's Senior Notes, as partial payment for the interest payment for the Senior Notes which was due on November 1, 2000. See the description under the heading "Recent Events--Late Interest Payment on the Senior Notes" below. If the settlement agreement is agreed upon and executed, management believes that the revised payment schedule, coupled with the $5.0 million payment, should increase the Company's liquidity. However, there can be no assurance that such settlement agreement will be agreed upon between the Company and the Vendor and that such agreement, if reached, will result in an overall increase in the Company's liquidity or allow the Company to timely make principal or interest payments in the future.

Late Interest Payment on the Senior Notes

  The Company was late making its interest payment on the Senior Notes which was due on May 1, 2000 and is currently late making its interest payment on the Senior Notes which was due on November 1, 2000. The delay in the May 1, 2000 interest payment was the result of the failure of a debtor of the Company to repay amounts owed to the Company. The May 1, 2000 interest payment was partially paid on May 1, 2000 and paid in full on May 30, 2000, within the 30-day cure period, with proceeds from the Company's cash flows from general operations. The delay in the November 1, 2000 interest payment is due to the Company's inability to collect on a substantial amount of accounts receivables from its customers because of the delays and technical difficulties with the two wireless technologies, as described above, and the current poor economic conditions in Colombia, including the devaluation of the Colombian peso with respect to the Dollar and an unemployment rate of approximately 26% in the south west region of Colombia. Higher costs and lower revenues from subscriber losses due to the technical difficulties of the two fixed wireless technologies, as described above, are also contributing factors to this late November 1, 2000 interest payment. If the Company and the Vendor execute the settlement agreement relating to the GSM equipment, as described above, the Company anticipates making the November 1, 2000 interest payment, which totals approximately $9.6 million, with proceeds from (i) the $5.0 million payment which would be made by the Vendor to the Company in connection with the settlement agreement and (ii) the sale of $5.0 million in aggregate amount of additional equity interests in the Company. See the description of the negotiation of a possible settlement agreement between the Company and the Vendor under the heading "Recent Events--Delays and Technical Difficulties with Wireless Technology--GSM." However, there can be no assurance that a settlement agreement relating to the GSM equipment will be agreed upon and executed by the Company and the Vendor or that if a settlement agreement is agreed upon and executed, that such agreement will contain the terms and conditions described above, including the payment by the Vendor to the Company of $5.0 million. If the Company and the Vendor do not agree upon a settlement agreement which includes a cash payment by the Vendor to the Company of at least $5.0 million, the Company may seek additional financing to pay the November 1, 2000 interest payment. There can be no assurance that sufficient additional financing will be available to pay the November 1, 2000 interest payment.

  The delay in the November 1, 2000 interest payment resulted in an event of default under the Indenture governing the Senior Notes, however, if the Senior Notes are not accelerated or declared immediately due and payable prior to the payment of the November 1, 2000 interest payment by the Company, then a payment by the Company of the full amount of interest, including penalty interest, due for the November 1, 2000 interest payment will cure such event of default. As of January 12, 2000, to the Company's knowledge, the Senior Notes have not been accelerated or declared immediately due and payable. However, there can be no assurance that the Senior Notes will not be accelerated or declared immediately due and payable prior to the payment by the Company of the November 1, 2000 interest payment.

  The Company is currently considering a wide array of alternatives to improve its liquidity and ensure timely payment of its future debt obligations. The Company's Board of Directors has approved a plan for a significant reduction in the Company's costs and expenses and is currently implementing this plan. Management anticipates that once the technical problems and difficulties with its wireless technologies, as described above, are resolved, the Company's revenues will increase. Additionally, the Company is currently analyzing its accounts receivables, is working toward reducing the amount of accounts receivables owed to the Company and will incur an allowance for doubtful accounts in the fourth quarter of 2000 with respect to certain accounts receivables. However, there can be no assurance that such plan or other alternative arrangements will be consummated or will result in an increase in the Company's liquidity or its ability to timely make principal or interest payments in the future. If the Company is unable to meet interest and principal payments on the Senior Notes in the future, it may, depending on the circumstances which then exist, seek additional financing. There can be no assurance that sufficient additional financing will be available.

                                 TRANSTEL S.A.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                                                      1999                 2000          2000
                                                                                   -----------          -----------    --------
                                                                                                                      (Thousands
                                                                               (Thousand of pesos of September 30,    of Dollars)
                                                                                            2000)
                                  ASSETS
Current
 Cash....................................................................       Ps  11,460,214       Ps   9,966,166    $  4,505
 Short-term and temporary investments....................................           28,860,665              310,284         140
 Accounts receivable, net................................................           88,435,938          107,961,966      48,802
 Inventories.............................................................            2,974,847            1,881,022         850
 Prepaid expenses........................................................              678,989            1,437,366         650
                                                                                --------------       --------------    --------
  Total current assets...................................................          132,410,653          121,556,804      54,947
Noncurrent
 Accounts receivable.....................................................           45,652,425           66,612,250      30,110
 Properties, plant and equipment, net....................................          382,927,973          561,193,112     253,674
 Deferred monetary correction............................................            5,544,731            7,136,902       3,226
 Deferred costs..........................................................           67,306,936           50,129,429      22,660
 Long-term investments...................................................            3,314,829            7,119,584       3,218
 Other assets............................................................           13,979,244           13,927,518       6,296
 Reappraisal of assets...................................................           39,302,707           40,791,088      18,439
                                                                                --------------       --------------    --------
  Total assets...........................................................       Ps 690,439,498       Ps 868,466,687    $392,570
                                                                                ==============       ==============    ========

                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Short-term debt.........................................................       Ps  16,118,683       Ps  22,366,600    $ 10,110
 Current portion of other long-term debt.................................            4,081,942            4,137,711       1,870
 Current portion of capital lease obligations............................            8,593,093           19,799,368       8,950
 Accounts payable........................................................           52,731,406           92,635,013      41,873
 Tax liabilities.........................................................           13,271,393           24,471,643      11,062
 Labor liabilities.......................................................              223,503            2,497,827       1,129
 Other liabilities.......................................................           13,676,731            1,155,453         523
 Accrued pension obligations.............................................              690,644            1,013,650         458
                                                                                --------------       --------------    --------
  Total current liabilities..............................................          109,387,395          168,077,265      75,975
Long-term liabilities
 12 1/2% Senior Notes due 2007...........................................          329,161,970          331,839,000     150,000
 20.32% Senior Discount Notes due 2008...................................           38,054,986           46,532,638      21,034
 Other long-term debt....................................................              497,849            8,942,562       4,451
 Capital lease obligations...............................................           45,934,147          113,756,198      51,421
 Deferred monetary correction............................................            6,870,201           12,821,742       5,796
 Accrued pension obligations.............................................            7,594,574            6,728,434       3,041
 Other liabilities.......................................................           13,445,483           11,930,333       4,984
                                                                                --------------       --------------    --------
  Total liabilities......................................................          550,946,605          700,628,172     316,702
                                                                                --------------       --------------    --------
Minority interest........................................................           78,940,205           83,214,415      37,616
                                                                                --------------       --------------    --------
Commitments
Shareholders' equity:
 Common stock, Ps1 par value, 50 billion shares
  authorized; 34,611,747,976 shares issued
  and outstanding (5,039,801,222 in 1998)................................           52,468,306           52,468,306      23,717
 Retained earnings  .....................................................           (8,233,154)          10,893,520       4,924
 Surplus from reappraisal of assets......................................           16,317,536           21,262,274       9,611
                                                                                --------------       --------------    --------
  Total shareholders' equity.............................................           60,552,688           84,624,100      38,252
                                                                                --------------       --------------    --------
  Total liabilities and shareholder's equity.............................       Ps 690,439,498       Ps 868,466,687    $392,570
                                                                                ==============       ==============    ========

Memorandum accounts......................................................       Ps 373,076,710       Ps 252,042,554    $113,930
                                                                                ==============       ==============    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)

                                                                                                  For the Three Months Ended
                                               For the Nine Months Ended September 30,                     September 30,
                                       -------------------------------------------------------   ---------------------------------
                                              1999                2000              2000             2000                 2000
                                             ------              ------            ------           ------              --------
                                       (Thousands of Pesos of September 30,    (Thousands of       (Thousands of       (Thousands of
                                              2000 purchasing power)              Dollars             Pesos of            Dollars
                                                                                --Unaudited)       September 30,       --Unaudited)
                                                                                                  2000 purchasing
                                                                                                       power)
Revenues.............................   Ps  102,766,623     Ps   95,748,782      $ 43,281      Ps   34,067,673          $ 15,399
                                        ---------------     ---------------      --------      ---------------          --------

Costs and expenses:
      Operating costs................        16,444,556          17,085,813         7,723            6,347,413             2,869
      Administrative expenses........        23,881,476          21,738,827         9,827            7,280,416             3,291
      Marketing expenses.............         6,897,647           4,719,966         2,134            1,188,018               537
                                        ---------------     ---------------      --------      ---------------          --------
                                             47,223,679          43,544,606        19,684           14,815,847             6,697
                                        ---------------     ---------------      --------      ---------------          --------
            Operating income.........        55,542,944          52,204,176        23,597           19,251,826             8,702
                                        ---------------     ---------------      --------      ---------------          --------
Non operating income (expenses)
      Financial income...............        71,781,485          61,257,920        27,690           13,765,073             6,222
      Financial expenses.............      (156,243,638)       (132,621,213)      (59,948)         (33,657,147)          (15,214)
      Other..........................        (2,179,857)          2,844,251         1,286             (742,525)             (336)
                                        ---------------     ---------------      --------      ---------------          --------
                                            (86,642,010)        (68,519,042)      (30,972)         (20,634,599)           (9,328)
                                        ---------------     ---------------      --------      ---------------          --------
Net monetary inflation adjustment
 income..............................        16,362,135          16,799,647         7,594              771,714               349
                                        ---------------     ---------------      --------      ---------------          --------
      Income (loss) before income
          taxes and minority
          interest...................       (14,736,931)            484,781           219             (611,059)             (277)
Income tax (expense) benefit.........        (1,601,259)         (4,287,885)       (1,938)          (3,596,189)           (1,626)
                                        ---------------     ---------------      --------      ---------------          --------
      Income (loss) before minority
          interest...................       (16,338,190)         (3,803,104)       (1,719)          (4,207,248)           (1,903)
Minority interest....................       (12,600,467)         (8,803,340)       (3,979)          (2,851,515)           (1,289)
                                        ---------------     ---------------      --------      ---------------          --------
            Net  income (loss).......   Ps  (28,938,657)    Ps  (12,606,444)     $ (5,698)     Ps   (7,058,763)         $ (3,192)
                                        ===============     ===============      ========      ===============          ========
Earnings per share (in single Pesos
 and Single Dollars per share).......   Ps        (0.84)    Ps        (0.36)     $      -      $         (0.20)         $      -
                                        ===============     ===============      ========      ===============          ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                  (Unaudited)

                 Nine months Ended September 30, 1999 and 2000
           (Thousands of Pesos of September 30, 2000, except shares)

                                      Common Shares Outstanding
                                  ---------------------------------        Retained          Surplus from           Total
                                       Number           Amount             Earnings          Reappraisal        Shareholders'
                                  ----------------  ---------------                           of Assets             Equity
                                    (Thousands)                       ------------------  ------------------  ------------------
Balance at December 31, 1998........   34,611,748   Ps 52,467,665     Ps    20,705,248    Ps   16,877,624     Ps    90,050,537
Net income..........................                                       (28,938,657)                            (28,938,657)
Movement during the period..........                                                             (559,192)            (559,192)
                                     ------------   -------------     ----------------    ---------------     ----------------
Balance at September 30, 1999.......   34,611,748      52,467,665           (8,233,409)        16,318,432           60,552,688
                                     ============   =============     ================    ===============     ================

Balance at December 31, 1999........   34,611,748   Ps 52,468,306     Ps    23,499,963    Ps   19,192,188     Ps    95,160,457
Net income..........................                                       (12,606,444)                            (12,606,444)
Movement during the period..........                                                            2,070,087            2,070,087
                                     ------------   -------------     ----------------    ---------------     ----------------
Balance at September 30, 2000.......   34,611,748   Ps 52,468,306     Ps    10,893,519    Ps   21,262,275     Ps    84,624,100
                                     ============   =============     ================    ===============     ================

        Retained earnings balances consist of the following:

                                                                     September 30,
                                                             -------------------------------
                                                                  1999              2000
                                                             -------------     -------------
Legal reserve........................................        Ps    710,167     Ps  1,142,932
Appropriated for future construction.................              950,231         5,753,127
Appropriated for future acquisitions.................           19,044,850        16,603,904
Unappropriated retained earning......................          (28,938,657)      (12,606,444)
                                                             -------------     -------------
                                                             Ps (8,233,409)    Ps 10,893,519
                                                             =============     =============

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                  (Unaudited)

                                                                   For the Nine Months Ended September 30,
                                                           -----------------------------------------------------
                                                                1999                  2000               2000
                                                                ----                  ----               ----
                                                           (Thousands of Pesos of September 30, 2000   (Thousands
                                                                      purchasing power)                    of
                                                                                                        Dollars--
                                                                                                        Unaudited)
Sources of working capital:
 Net income (loss)....................................      Ps (28,938,657)        Ps  (12,606,444)     $ (5,698)
  Items that do not utilize (provide)
   Working capital:
    Depreciation......................................           3,567,576               4,239,693         1,916
  Amortization........................................          12,186,750              10,270,207         4,642
   Deferred income taxes..............................          (1,008,934)                      0             0
   Allowance for writedown of properties,
   plant and equipment................................             (74,615)                695,833           315
   Accretion of Interest on Senior Discount Note......           4,703,528               9,812,919         4,435
   Allowance for doubtful accounts....................           1,480,250                       0             0
   Minority interest..................................          12,600,467               8,803,340         3,979
   Net inflation adjustment from non-current
   balance sheet accounts.............................         (16,362,134)            (18,797,941)       (8,497)
   Deferred monetary correction, net..................             554,812              (3,411,847)       (1,542)
                                                            --------------         ---------------      --------
  Working capital provided by operations..............         (11,290,957)               (994,240)         (450)
                                                            --------------         ---------------      --------

  Financial resources generated otherwise:
   Senior notes AND discount notes....................                                  29,215,776        13,206
   Accrued Pension obligations........................             (55,248)                (26,405)          (12)
   Increase (decrease) in other debt..................          (9,905,840)              8,942,562         4,042
   Capital lease obligations..........................          12,160,940              72,794,987        32,906
   Increase in other liabilities......................             518,298                (442,159)         (200)
   Investment by minority interest....................          (1,901,709)              1,643,712           744
                                                            --------------         ---------------      --------
                                                                   816,441             112,128,478        50,686
                                                            --------------         ---------------      --------
     Total financial resources generated..............         (10,474,516)            111,134,238        50,237
                                                            --------------         ---------------      --------
  Financial resources utilized:
   Purchases of properties, plant and
    Equipment.........................................         (82,871,108)           (155,084,641)      (70,103)
   Increase in accounts receivable....................                                 (10,054,641)       (4,545)
   Increase in deferred charges.......................                                     (20,040)           (9)
   Decrease in long-term investments..................             218,472              (5,213,164)       (2,356)
   Decrease in other assets...........................          (7,155,480)             (1,304,819)         (590)
   Increase in deferred costs.........................          (6,194,506)                      0             0
   Increase in other assets
   Noncurrent accounts receivable
   Decrease  in accounts receivable...................           4,257,410                       0             0
                                                            --------------         ---------------      --------
                                                               (91,745,212)           (171,677,305)      (77,603)
                                                            --------------         ---------------      --------
  Effect of revaluing to constant pesos...............          84,474,492              27,675,943        12,509
                                                            --------------         ---------------      --------
     Increase (decrease) in working capital...........      Ps (17,745,236)        Ps  (32,867,124)     $(14,857)
                                                            ==============         ================     ========
Changes in working capital components:
 Cash.................................................      Ps   7,241,212         Ps    4,320,074      $  1,953
 Short-term and temporary investments.................         (40,601,541)             (8,847,091)       (3,999)
 Accounts receivable..................................          54,453,116              26,396,763        11,932
 Inventories..........................................            (175,685)               (653,757)         (296)
 Prepaid expenses.....................................            (253,279)              1,024,545           463
 Short-term debt......................................             (90,630)             (8,562,074)       (3,870)
 Short-term and current portion of
 Other long-term debt.................................          (2,353,598)               (559,892)         (253)
 Current portion of capital lease obligations.........          (3,741,576)             (9,692,308)       (4,381)
Accounts payable......................................         (12,914,252)            (41,765,143)      (18,879)
 Tax liabilities......................................          (6,751,435)              2,401,584         1,086
 Labor liabilities....................................             917,764              (1,246,663)         (564)
 Current Portion Pension obligations..................             (54,869)                 (7,003)           (3)
 Other liabilities....................................         (13,420,463)              4,323,840         1,954
                                                            --------------         ----------------     --------
     Increase (decrease) in working capital...........      Ps (17,745,236)        Ps  (32,867,124)     $(14,857)
                                                            ==============         ================     ========
                                                                       For the Three Months
                                                                        Ended September 30,
                                                               -----------------------------------
                                                                    2000                 2000
                                                                    ----                 ----
                                                               (Thousands of Pesos    (Thousands
                                                                 of September 30,         of
                                                                 2000 purchasing       Dollars--
                                                                     power)           Unaudited)
Sources of working capital:
 Net income (loss)....................................         Ps  (7,058,764)         $ (3,191)
  Items that do not utilize (provide)
   Working capital:
    Depreciation......................................              1,627,548               736
  Amortization........................................              3,477,336             1,572
   Deferred income taxes..............................                      0                 0
   Allowance for writedown of properties,
   plant and equipment................................                214,960                98
   Accretion of Interest on Senior Discount Note......              3,555,984             1,607
   Allowance for doubtful accounts....................                      0                 0
   Minority interest..................................              2,851,515             1,289
   Net inflation adjustment from non-current..........
   balance sheet accounts.............................             (2,770,007)           (1,252)
   Deferred monetary correction, net..................               (304,556)             (138)
                                                               --------------          --------
  Working capital provided by operations..............              1,594,017               721
                                                               --------------          --------

  Financial resources generated otherwise:
   Senior notes AND discount notes....................             10,047,676             4,542
   Accrued Pension obligations........................               (290,636)             (132)
   Increase (decrease) in other debt..................              2,312,636             1,045
   Capital lease obligations..........................             60,728,462            27,450
   Increase in other liabilities......................             (3,231,987)           (1,461)
   Investment by minority interest....................              3,361,570             1,519
                                                               --------------          --------
                                                                   72,927,721            32,963
                                                               --------------          --------
     Total financial resources generated..............             74,521,738            33,684
                                                               --------------          --------
  Financial resources utilized:
   Purchases of properties, plant and
    Equipment.........................................            (84,118,685)          (38,022)
   Increase in accounts receivable....................            (12,528,009)           (5,663)
   Increase in deferred charges.......................                (14,973)               (7)
   Decrease in long-term investments..................                 41,597                19
   Decrease in other assets...........................             (2,827,219)           (1,278)
   Increase in deferred costs.........................                      0                 0
   Increase in other assets   ........................
   Noncurrent accounts receivable                                           0                 0
   Decrease  in accounts receivable...................                      0                 0
                                                               --------------          --------
                                                                  (99,447,289)          (44,951)
                                                               --------------          --------
  Effect of revaluing to constant pesos...............              2,375,894             1,074
                                                               --------------          --------
     Increase (decrease) in working capital...........         Ps (22,549,657)         $(10,195)
                                                               ==============          ========
Changes in working capital components:
 Cash.................................................         Ps   4,451,479          $  2,012
 Short-term and temporary investments.................                 23,001                10
 Accounts receivable..................................              6,446,450             2,914
 Inventories..........................................                 20,934                 9
 Prepaid expenses.....................................               (995,627)             (450)
 Short-term debt......................................             (3,680,426)           (1,664)
 Short-term and current portion of
 Other long-term debt.................................               (237,699)             (107)
 Current portion of capital lease obligations.........             (7,221,324)           (3,264)
Accounts payable......................................            (19,304,689)           (8,726)
 Tax liabilities......................................             (3,780,338)           (1,709)
 Labor liabilities....................................                199,368                90
 Current Portion Pension obligations..................                233,105               105
 Other liabilities....................................              1,296,109               586
                                                               --------------          --------
     Increase (decrease) in working capital...........         Ps (22,549,657)         $(10,193)
                                                               ==============          ========



   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                         For the Nine Months Ended September 30,
                                                                    --------------------------------------------------
                                                                          1999             2000               2000
                                                                          ----             ----               ----
                                                                    (Thousands of Pesos of September 30,   (Thousands
                                                                           2000 purchasing power)              of
                                                                                                            Dollars--
                                                                                                           Unaudited)
Cash flows from operating activities:
 Net income for the period.......................................       Ps(28,938,657)     Ps (12,606,444)   $ (5,698)
   Adjustments to reconcile net income with net
     cash Provided by operations:
       Depreciation..............................................           3,567,576           4,239,693       1,916
       Amortization..............................................          12,186,750          10,270,207       4,642
       Deferred income taxes.....................................          (1,008,934)                  0           0
       Allowance for property plant and equipment................             (74,615)            695,832         316
       Allowance for doubtful accounts...........................           1,480,250                   0           0
       Accretion of Interest on discount Senior notes............           4,703,528           9,812,919       4,435
       Minority interest.........................................          12,600,467           8,803,340       3,979
  Net inflation adjustment from balance
       Sheet Accounts............................................         (16,362,134)        (18,797,941)     (8,497)
       Deferred monetary correction, net.........................             554,812          (3,411,847)     (1,542)
   Changes in operating assets and liabilities:
       Accounts receivable.......................................         (50,195,707)        (36,451,404)    (16,476)
       Inventories...............................................             175,685             653,757         296
       Prepaid expenses..........................................             253,279          (1,024,545)       (463)
       Deferred costs............................................          (6,194,506)            (20,040)         (9)
       Other assets..............................................          (7,155,480)         (1,304,819)       (590)
       Accounts payable..........................................          12,914,252          41,765,143      18,878
       Labor liabilities.........................................            (917,764)          1,246,663         563
       Tax liabilities...........................................           6,751,435          (2,401,584)     (1,086)
       Accrued pension obligations...............................                (379)            (33,408)        (15)
       Other liabilities.........................................          13,938,760          (4,765,994)     (2,154)
                                                                        -------------      --------------    --------
          Net cash (used for) provided by
           operating activities..................................         (41,721,382)         (3,330,473)     (1,505)
                                                                        -------------      --------------    --------
Cash flows from investing activities:
   Acquisition of properties, plant and equipment................         (37,926,201)       (155,084,641)    (70,102)
   Advances on properties plant and equipment....................         (46,846,616)
   Purchases of investments......................................          (3,844,579)         (3,717,510)     (1,680)
   Proceeds from sale of temporary investments
   Proceeds from sale/maturity of
       short-term investments....................................          65,275,870           6,817,139       3,082
                                                                        -------------      --------------    --------
          Net cash (used for) provided by
            investing activities.................................         (23,341,526)       (151,985,012)    (68,701)
                                                                        -------------      --------------    --------
Cash flows from financing activities:
       Senior Notes..............................................                              29,215,776      13,206
Issuance of other debt...........................................         (29,466,823)         33,054,015      14,941
       Repayments of debt........................................          22,005,210         (13,359,177)     (6,038)
       Dividend paid to minority interest........................                   0                   0           0
       Repayments of capital lease obligations...................          (4,708,761)         82,487,295      37,286
                                                                        -------------      --------------    --------
          Net cash provided by (used for)
             financing activities................................         (12,170,374)        131,397,909      59,395
                                                                        -------------      --------------    --------
Effect of revaluing to constant pesos............................          84,474,494          28,237,649      12,764
                                                                        -------------      --------------    --------
   Net (decrease) increase in cash...............................           7,241,212           4,320,074       1,953
   Cash at beginning of period...................................           4,219,002           5,646,092       2,552
                                                                        -------------      --------------    --------
   Cash at end of period.........................................       Ps 11,460,214      Ps   9,966,166    $  4,505
                                                                        =============      ==============    ========
Supplemental disclosure of cash flows inform:
   Cash paid during the period for:
       Interest..................................................       Ps  6,274,454      Ps  20,639,686    $ 11,916
                                                                        =============      ==============    ========
       Income taxes..............................................       Ps  4,450,767      Ps  11,915,432    $  6,879
                                                                        =============      ==============    ========

                                                                                For the Three Months
                                                                                Ended September 30,
                                                                     -------------------------------------
                                                                          2000                      2000
                                                                          ----                      ----
                                                                      (Thousands of              (Thousands
                                                                         Pesos of                    of
                                                                      September 30,               Dollars--
                                                                      2000 purchasing            Unaudited)
                                                                            power)
Cash flows from operating activities:
 Net income for the period.......................................     Ps   (7,058,763)                $ (3,191)
   Adjustments to reconcile net income with net
     cash Provided by operations:
       Depreciation..............................................           1,627,548                      736
       Amortization..............................................           3,477,336                    1,572
       Deferred income taxes.....................................                   0                        0
       Allowance for property plant and equipment................             214,960                       97
       Allowance for doubtful accounts...........................                   0                        0
       Accretion of Interest on discount Senior notes............           3,555,984                    1,607
       Minority interest.........................................           2,851,515                    1,289
  Net inflation adjustment from balance
       Sheet Accounts............................................          (2,770,007)                  (1,251)
       Deferred monetary correction, net.........................            (304,556)                    (138)
   Changes in operating assets and liabilities:
       Accounts receivable.......................................         (18,974,459)                  (8,577)
       Inventories...............................................             (20,934)                      (9)
       Prepaid expenses..........................................             995,627                      450
       Deferred costs............................................             (14,973)                      (7)
       Other assets..............................................          (2,827,218)                  (1,278)
       Accounts payable..........................................          19,304,689                    8,726
       Labor liabilities.........................................            (199,368)                     (90)
       Tax liabilities...........................................           3,780,338                    1,709
       Accrued pension obligations...............................             (57,530)                     (26)
       Other liabilities.........................................          (3,624,426)                  (1,639)
                                                                        -------------                 --------
          Net cash (used for) provided by
           operating activities..................................             (44,237)                     (20)
                                                                        -------------                 --------
Cash flows from investing activities:
   Acquisition of properties, plant and equipment................         (84,302,049)                 (38,106)
   Advances on properties plant and equipment....................             183,363                       83
   Purchases of investments......................................          (1,385,326)                    (626)
   Proceeds from sale of temporary investments...................           6,817,139                    3,081
   Proceeds from sale/maturity of
       short-term investments....................................          (5,423,806)                  (2,452)
                                                                        -------------                 --------
          Net cash (used for) provided by
            investing activities.................................         (84,110,679)                 (38,020)
                                                                        -------------                 --------
Cash flows from financing activities:
       Senior Notes..............................................          10,047,676                    4,542
Issuance of other debt...........................................          12,459,431                    5,633
       Repayments of debt........................................          (5,502,031)                  (2,487)
       Dividend paid to minority interest........................                   0                        0
       Repayments of capital lease obligations...................          67,949,787                   30,714
                                                                        -------------                 --------
          Net cash provided by (used for)
             financing activities................................          84,954,863                   38,402
                                                                        -------------                 --------
Effect of revaluing to constant pesos............................           3,652,024                    1,650
                                                                        -------------                 --------
   Net (decrease) increase in cash...............................           4,451,971                    2,012
   Cash at beginning of period...................................           5,514,195                    2,493
                                                                        -------------                 --------
   Cash at end of period.........................................       Ps  9,966,166                 $  4,505
                                                                        =============                 ========
Supplemental disclosure of cash flows inform:
   Cash paid during the period for:
       Interest..................................................       Ps    142,863                 $     82
                                                                        =============                 ========
       Income taxes..............................................       Ps  4,124,580                 $  2,381
                                                                        =============                 ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (Thousands of Pesos of September 30, 2000 purchasing power, unless otherwise specified)
                                  (Unaudited)

     NOTE 1--BASIS OF PRESENTATION
     -----------------------------

     The interim consolidated financial statements as of and for the nine months ended September 30, 1999 and 2000 are unaudited and have been prepared in accordance with accounting principles generally accepted in Colombia. In the opinion of management, such interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The results of operations for the nine months ended September 30, 2000 are not necessarily an indication of the results to be expected for the full year. The financial information has been presented in constant Colombian Pesos of September 30, 2000 purchasing power. U.S. Dollar amounts are translated from Peso amounts at the Representative Market Rate on September 30, 2000, which was 2,212.26 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

     These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as of and for the three years ended December 31, 1999, 1998, 1997 and 1996 and the notes thereto. See Note 6 for a description of the significant differences between Colombian and U.S. GAAP.

     In accordance with Colombian GAAP, reappraisals of properties, plant and equipment are required and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisal of assets". Those reappraisals should be calculated based on appraisals made by specialists at least every three years; however, unless otherwise considered inappropriate, the appraisals are updated in the intervening years using specific indices or the official Colombian middle-income consumer price index applied on a one-month's lagging basis.


     NOTE 2--OPERATING SUBSIDIARIES

     As of September 30, 2000, Transtel has formed nine operating subsidiaries as shown in the following chart:


                                                                                               Date
                                                                                Date         commercial        Percent
                                                              Primary       Incorporated    operations        Owned by
                        Subsidiary                          Area served     by Transtel        began          Transtel
 ---------------------------------------------------------  ------------  ----------------  ------------  -----------------
  Empresa de Telefonos de Jamundi S.A., E.S.P.
    ("TeleJamundi").......................................  Jamundi                9/29/93        6/1/97              99.8%
  Unitel S.A. E.S.P. ("Unitel")...........................  Yumbo                  3/11/94        6/1/97                95
  Empresa de Telefonos de Palmira S.A., E.S.P.              Palmira and
    ("TelePalmira").......................................  Candelaria             5/31/95        9/1/95                60
  Telefonos de Cartago S.A., E.S.P.
    ("TeleCartago").......................................  Cartago                 1/3/97        4/1/97                65
  Caucatel S.A., E.S.P. ("Caucatel")......................  Popayan                4/30/97        5/1/97                51
  Bugatel S.A., E.S.P. ("Bugatel")........................  Buga                   6/16/97        7/1/97                60
  Empresa de Telecomunicaciones de Girardot S.A.,
    E.S.P. ("TeleGirardot")...............................  Girardot              12/31/97        1/1/98                60
 Suscripciones Audiovisuales E.U..........................  Cali                                 1/31/98               100
 Cablevision E.U. ........................................  Cali                                 1/31/98               100


                                 TRANSTEL S.A.

     In addition to the above subsidiaries, Transtel formed Telequilichao S.A. E.S.P. as a 98% owned subsidiary on December 27, 1996, Invercable S.A. as a 100% owned subsidiary on July 27, 1998 and Unicable S.A. as a 100% owned subsidiary on July 27, 1998; however, they have had no operations to date.

  In July and September, 1998 the Company acquired 97% of Suscripciones Audiovisuales S.A. and Cablevision S.A. (together "Cablevision") for Ps17,241,276 and Ps 7,878,166 in cash, respectively. The Company acquired the remaining 3% of both companies on December 15, 1998 for Ps 929,400 in cash. Cablevision owns and operates the only license for the operation of pay television services in the city of Cali and its surrounding area. Transtel used a portion of the proceeds from the Senior Notes to finance this purchase.


NOTE 3--EARNINGS PER SHARE

  Earnings per share are computed dividing net income applicable to common shares by the weighted average number of subscribed and paid shares outstanding for the nine months ended September 30, 1999 and 2000, respectively. Transtel's weighted average number of shares used in the computation of earnings per share was 34,611,747,976 in 1999 and 34,611,747,976 in 2000.


NOTE 4--DEBTS

  On October 28, 1997, the Company received the net proceeds from the sale of $150 million (Ps 331.839 billion) of 12 1/2% Senior Notes due 2007. These Senior Notes were sold to a pass through trust which issued certificates ("Certificates") representing pro rata interests in the Senior Notes to qualified institutional buyers in the United States of America or non-U.S. persons outside the United States. Interest payments on the Senior Notes are due on May 1 and November 1, commencing May 1, 1998. A portion of the net proceeds of the 12 1/2% Senior Notes due 2007 was used to pay all existing short and long-term debt existing at October 28, 1997, costs of issuance, a Central Bank fee and the Escrow Account.

  On December 31, 1998, the Company sold $15.0 million (Ps 33.184 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. The net proceeds of approximately $14.3 million (Ps 31.635 billion) were to pay for capital expenditures, to provide working capital and/or to fund future acquisitions. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% will accrue over the term of the Senior Discount Notes, and the accrued interest of $86.9 million (Ps 192.245 billion) and principal of $15.0 million (Ps 33.184 billion) will be due on August 13, 2008. The Senior Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each subsidiary of the Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Senior Discount Notes. If such a guarantee is issued by a subsidiary, it must also be issued to the holders of the Senior Notes and Certificates. As of August 30, 1999 the Company has not acquired any minority interests or provided indebtedness to any subsidiary.

  The indentures of the 12 1/2% Senior Notes due 2007 and Senior Discount Notes due 2008 impose certain limitations on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, issue preferred stock, merge or consolidate with any other person or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries. Under the most restrictive of these covenants, the Company may pay dividends of no more than Ps 6,445,865 as of September 30, 2000.

                                 TRANSTEL S.A.

  Transtel S.A. is dependent upon transfer of funds from its subsidiaries to make the required interest and principal payments on the Senior Notes and the Certificates and the Senior Discount Notes. The subsidiaries have not guaranteed the payment of the Senior Notes and have no obligations to remit dividends on other distributions to Transtel S.A. for payment on the Senior Notes and the Certificates and the Senior Discount Notes.


     NOTE 5--OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities as of September 30, 1999 and 2000 consisted of the following:

                                                                                     1999             2000
                                                                                ---------        ---------
Payable to Siemens AG for Transtel Siemens Purchase
     Agreement.......................................................     Ps    4,670,871    Ps  4,394,934     (1)
Payable to Siemens AG for TeleGirardot  Siemens Purchase
     Agreement.......................................................           4,120,009        4,394,933     (2)
Payable to IBM.......................................................             821,160          963,671     (3)
Unearned interest income.............................................             161,379                0
Cable television fees paid advances..................................             539,304                0
Accrued  litigation loss.............................................           2,393,189        2,200,000
Deferred Income Taxes................................................
Negative goodwill....................................................             299,555                0
Other................................................................             440,016           36,795
                                                                       ------------------  ---------------
                                                                            Ps 13,445,483    Ps 11,930,333
                                                                       ==================  ===============

(1) Excludes Ps 607,088 which is included in other current liabilities.
(2) Excludes Ps 607,088 which is included in other current liabilities.
(3) Excludes Ps 668,938 which is included in other current liabilities.

  Girardot Telephone was sued by TeleTequendama E.S.P., a local telephone operator competitor, for Ps 2,200,000 (nominal Pesos) on June 4, 1997 for unfair competition in TeleTequendama's zone of operations. Although the resolution and trial of this lawsuit will not occur during 1999, the Company and Girardot Telephone agreed that Girardot Telephone would record Ps2,200,000 (nominal Pesos), concurrent with the acquisition of Girardot Telephone by the Company on December 31, 1997, as an estimate of the liability that is probable as a result of the litigation.


     NOTE 6--DIFFERENCES BETWEEN COLOMBIAN GAAP AND U.S. GAAP

  The Company's financial statements are prepared in accordance with Colombian GAAP. Because these principles differ in certain significant respects from U.S. GAAP, this note presents a reconciliation to U.S. GAAP of net income and shareholders' equity as of and for the three month periods ended September 30, 1999 and 2000. A Registration Statement on Form F-4 was filed with the Securities and Exchange Commission and was declared effective on May 17, 1999 by the Commission.

  (a)  Reconciliation of net income:

  The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income for the three month periods ended September 30, 1999 and 2000:

                                 TRANSTEL S.A.

                                                                              1999               2000
                                                                              ----               ----
Consolidated net income under Colombian GAAP.........................  Ps  (28,938,657)   Ps (12,606,444)
     (i)      Deferred income taxes..................................        4,463,026        (1,678,803)
     (ii)     Surplus from reappraisal of assets.....................                -                 -
     (iii)    Depreciation...........................................       (8,061,963)      (10,545,460)
     (iv)     Capitalized interest...................................        2,860,147         5,144,737
     (v)      Deferred costs.........................................        1,645,444         4,251,443
     (vi)     Capital leases.........................................          (85,632)         (323,177)
     (vii)    Revenue recognition....................................      (18,960,038)        1,068,530
     (viii)   Reversal of deferred monetary correction...............          340,889         4,424,422
     (ix)     Effect of the above differences on minority interest...        6,928,197        (5,291,192)
     (x)      Distribution to shareholder............................                -                 -
     (xi)     Depreciation of Cablevision assets.....................         (349,692)         (478,369)
     (xii)    Inflation adjustment on inventories....................          210,089                 -
                                                                       ---------------    --------------
Consolidated net income (loss) under U.S. GAAP.......................  Ps  (39,948,190)   Ps (16,034,313)
                                                                       ===============    ==============

    (b) Reconciliation of shareholders' equity:

    The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on shareholders' equity at September 30, 1999 and 2000:

                                                                            1999               2000
                                                                            ----               ----
Consolidated shareholders' equity under Colombian GAAP...............  Ps   60,552,688    Ps  84,624,100
     (i)      Deferred income taxes..................................       14,564,283        16,586,670
     (ii)     Surplus from reappraisal of assets.....................      (16,317,536)      (22,275,481)
     (iii)    Depreciation...........................................      (18,722,742)      (31,763,631)
     (iv)     Capitalized interest...................................        6,330,789        12,045,183
     (v)      Deferred costs.........................................      (30,055,029)      (20,754,268)
     (vi)     Capital leases.........................................        1,767,353         1,398,227
     (vii)    Revenue recognition....................................      (24,185,519)      (33,333,961)
     (viii)   Reversal of deferred monetary correction...............        1,325,470         6,174,213
     (ix)     Effect of the above differences on minority interest...       12,856,589         9,525,698
     (x)      Distribution to shareholder............................         (457,382)         (457,383)
     (xi)     Depreciation of Cablevision assets.....................         (523,634)       (1,002,093)
     (xii)    Inflation adjustment on inventories....................          210,088                 -
                                                                       ---------------    --------------
Consolidated shareholders' equity under U.S. GAAP....................  Ps    7,345,418    Ps  20,767,274
                                                                       ===============    ==============

(c) Analysis of changes in shareholders' equity:

    The following summarizes the changes in shareholders' equity under U.S. GAAP for the nine month periods ended September 30, 1999 and 2000:

                                                                             1999               2000
                                                                             ----               ----
     Balance at beginning of period.................................   Ps  47,293,608      Ps  36,801,587
     Net (loss) income..............................................      (39,948,190)        (16,034,313)
                                                                       --------------      --------------
     Balance at end of period.......................................   Ps   7,345,418      Ps  20,767,274
                                                                       ==============      ==============


    The Company has no items of other comprehensive income.

                                 TRANSTEL S.A.

     (d) Summary of significant differences between Colombian and U.S. GAAP disclosures

     (i)    Deferred Income taxes

     Under Colombian GAAP, income taxes for interim financial statements are calculated as if those financial statements were annual financial statements. Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to Accounting Principles Board Opinion No. 11.

     Under U.S. GAAP, income taxes for interim financial statements are calculated using the estimated effective tax rate for the year. Under U.S. GAAP Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" requires that deferred tax assets or liabilities be recorded for the tax effects of temporary differences between the financial and tax bases for assets and liabilities. A valuation allowance is provided for deferred tax assets when it is considered more likely than not that they will not be realized.

     (ii)   Surplus from reappraisal of assets

In accordance with Colombian GAAP, reappraisals of properties, plant and equipment and long-term investments are made periodically and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisals of assets." Under U.S. GAAP, reappraisals of assets are not permitted.

     (iii)  Depreciation

     The Company uses the reverse sum of the year's method of depreciation for Colombian GAAP purposes. The straight-line method is used for U.S. GAAP.

     (iv)   Capitalized interest

     Under Colombian GAAP, the Company does not capitalize certain interest costs on projects during construction which is required under U.S. GAAP. Under U.S. GAAP, adjustments to expenses are required for interest capitalized net of additional depreciation on interest amounts capitalized.

     (v)    Deferred costs

     Subsidiaries of the Company have deferred certain expenses which are expensed as incurred under U.S. GAAP. Under U.S. GAAP, an adjustment is required for the expensing of amounts net of any amortization taken.

     Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities", which is effective for fiscal years beginning after December 15, 1998, required the Company to change its accounting under U.S. GAAP for organization costs.

     (vi)   Capital leases

     Certain of the Company's operating leases for Colombian GAAP purposes qualify as capital leases under U.S. GAAP. In addition to the amounts shown as capital leases in the balance sheet, the following assets and liabilities are recorded under U.S. GAAP:

                                 TRANSTEL S.A.

                                                                                        1999                  2000
                                                                                    -------------         -------------
     External telephony networks................................................    Ps  4,994,018         Ps  4,992,986
     Computer equipment.........................................................          400,350               486,415
     Transport fleet and equipment..............................................        2,251,613             2,162,482
     Generator..................................................................           99,739                99,686
                                                                                    -------------         -------------
        Total...................................................................        7,745,720             7,688,569
     Less--Accumulated depreciation.............................................       (3,073,162)          (3,862,,211)
                                                                                    -------------         -------------
                                                                                    Ps  4,672,558         Ps  3,826,358
                                                                                    =============         =============

     The above amounts include cumulative net inflation adjustments of Ps 2,170,721 and Ps 2,215,855 at September 30, 1999 and 2000, respectively.

     Total minimum lease payments...............................................    Ps  4,960,370         Ps  3,387,295
     Less-Imputed interest......................................................       (2,269,914)           (1,173,002)
                                                                                    -------------         -------------
     Present value of minimum lease payments....................................        2,690,456             2,214,293
     Less--Current portion......................................................         (549,661)           (1,601,342)
                                                                                    -------------         -------------
     Long-term portion..........................................................        2,140,795               612,951
                                                                                    =============         =============
     Deferred income from sale lease back.......................................    Ps    256,587         Ps    245,785
                                                                                    =============         =============

  The additional total minimum lease payments as follows under U.S. GAAP:

Payable in twelve months
------------------------
   ended September 30,
   -------------------
        2000.................................................................  Ps  1,601,342
        2001.................................................................      1,705,558
        2002.................................................................         80,395
                                                                               -------------
     Total minimum lease payments............................................  Ps  3,387,295
                                                                               =============

The following income statement effects are recorded under U.S. GAAP for the above capital leases:

                                                                                          1999                 2000
                                                                                          ----                 ----
     Increase in interest expense...............................................    Ps     338,989        Ps    600,141
     Increase in depreciation expense...........................................           707,192              409,646
     Amortization of gain from sale of
       Properties, plant and equipment on leaseback.............................            (7,820)             (10,802)
     Increase in inflation adjustment income on capital
       lease obligations........................................................          (222,877)            (196,270)
                                                                                    --------------        -------------
        Total...................................................................           815,484              802,715
                                                                                    --------------        -------------
     Rent expense
        Decrease in rent expense recorded under Colombian
              GAAP..............................................................          (729,852)            (479,538)
        Decrease in rent recorded as deferred costs under
              Colombian GAAP and reversed for U.S. GAAP Purposes................                 -
                                                                                    --------------        -------------
     Net decrease in expenses...................................................    Ps      85,632        Ps    323,177
                                                                                    ==============        =============

Under U.S. GAAP, there are no operating lease commitments at September 30, 2000.

     If the equipment under Global Leases, the IBM Arrangement and the related DIAN Financing of the value-added tax and duty had been installed and accepted (and thus the lease terms commenced) at September 30, 2000, the following additional lease and tax obligations on a pro forma U.S. GAAP basis would have been outstanding:

                                 TRANSTEL S.A.

                                                                 IBM               DIAN
                                         Global Leases       Arrangement         Financing            Total
                                         -------------      --------------    --------------      ---------------
Total minimum lease or tax and
    Duty payments..................     Ps  95,653,727      Ps   1,075,490    Ps  12,928,447      Ps  109,657,664
Less--Imputed interest.............        (26,479,655)            (78,978)                           (26,558,633)
                                         -------------      --------------    --------------      ---------------
 Present value of minimum lease
    Payments.......................         69,174,072             996,513        12,928,447           83,099,032
Less--Current portion..............        (10,376,111)           (126,606)       (1,939,267)         (12,441,984)
                                         -------------      --------------    --------------      ---------------
Long--term portion.................      Ps 58,797,961      Ps     869,907    Ps  10,989,180      Ps   70,657,048
                                         =============      ==============    ==============      ===============

The additional total minimum lease or tax and duty payments would have been as follows under U.S. GAAP:

Payable in twelve months ending September 30,
---------------------------------------------

     2001..................................            5,555,715
     2002..................................           10,858,217
     2003..................................           10,858,217
     Thereafter............................           82,385,515
                                                  --------------
                                                  Ps 109,657,664
                                                  ==============

   (vii) Revenue recognition

   Under Colombian GAAP, revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number which is transferable to others by the customer.

   Under U.S. GAAP the Company changed prospectively as of January 1, 1999 its method of accounting for connection fee income from an "installation date basis", which historically has been consistent with industry practice, to a "deferred basis". Under the former policy, connection fees were recognized as income at the date of installation with a dial tone. Under the new policy, connection fee income less direct installation costs and direct selling costs is deferred and amortized into income over five years using the straight- line method. This change was made to reflect income in excess of direct costs over an estimated service period. This change does not have a cumulative effect.

   (viii) Deferred monetary correction

   The deferred monetary correction asset and liability are reversed for U.S. GAAP purposes.

   (ix)   Minority interest

   The minority interests' share of the differences between Colombian GAAP and U.S. GAAP are presented separately.

   (x)    Distribution to shareholder

   Transtel purchased land and building from a major shareholder at appraised value in August 1996. For U.S. GAAP, the difference between the amount paid and the shareholder's historical basis is treated as a distribution to the shareholder.

                                 TRANSTEL S.A.

   (xi)   Depreciation of Cablevision Assets

   Under Colombian GAAP, goodwill or negative goodwill in an acquisition accounted for as a purchase is determined as the purchase price paid in excess of the acquiree's net worth, including reappraisal of assets. The assets of the acquiree are recorded at book value adjusted for inflation and the amount of asset reappraisals is shown as a separate caption in the balance sheet and not depreciated. Such goodwill or negative goodwill is amortized over five years.

  Under U.S. GAAP, goodwill is the excess of the purchase price paid over the fair value of the assets and liabilities acquired. The assets and liabilities are recorded at fair value and assets are depreciated over their useful lives. The Company amortizes goodwill over five years for U.S. GAAP.

  (xii)   Inflation adjustment on inventories

  Under Colombian GAAP, effective January 1, 1999 a decree issued by the Colombian Congress eliminated the inflation adjustment relating to inventories. Under U.S. GAAP, an adjustment is required for the inflation effects on inventories so that a comprehensive basis of accounting for inflation is maintained.

  (xiii)  Fiduciary Guarantee Trust  and other reclassifications

  Under Colombian GAAP, fiduciary guarantee trusts are formed to secure debts by transferring the title of fixed assets to the trust. The net book value of the trust is recorded as other assets and is amortized in the same way in which the related fixed assets would be depreciated. Under U.S. GAAP, the fixed assets used to form the fiduciary guarantee trust remain in natural fixed assets classifications and are depreciated.

The amounts reclassified as fixed assets for U.S. GAAP purposes from the fiduciary guarantee trust are as follows at September 30, 2000 and 1999:

                                                                    1999              2000
   Land  ................................................       Ps   250,344    Ps   228,353
   Building..............................................          1,001,370         913,409
                                                                ------------    ------------
                                                                   1,251,714       1,141,762
   Accumulated depreciation..............................           (108,355)        (64,091)
                                                                ------------    ------------
   Net ..................................................       Ps 1,143,359    Ps 1,077,671
                                                                ============    ============

  Certain other reclassifications have been made to the Colombian GAAP balance sheet to conform to the U.S. GAAP presentation, primarily the reclassification of certain receivables to advances to suppliers, prepaid expenses and noncurrent other assets.

  In addition, because of the decree issued by the Colombian Congress effective January 1, 1999 inflation adjustments are no longer applied to the various revenue and expense accounts. While this change has no effect on net income for Colombian or U.S. GAAP, for U.S. GAAP each item of revenue and expense for the nine months ended September 30, 2000 should be multiplied by the average inflation factor of 1.0767 and "Net monetary inflation adjustment" income decreased by the net effect.

  (xiiii) Earnings per share

  Under Colombian GAAP, earnings per share are computed by dividing net income
(loss) applicable to common shares by the weighted average number of common shares outstanding for each period presented.

  Under U.S. GAAP, earnings per share are calculated on the basis of the weighted average number of common shares outstanding, adjusted for stock dividends issued by the Company which are considered outstanding since the

                                 TRANSTEL S.A.

beginning of the earliest period presented. For U.S. GAAP, the weighted average number of shares was 34,611,747,976 during the nine-month period ended September 30, 1999 and 2000. These shares are different than Colombian GAAP since the capitalization in December 1998 of premium on shares issued in July 1997 is treated as a stock issued under U.S. GAAP as of January 1, 1998.

  Basic and diluted income (loss) per share under U.S. GAAP are the same and were 0.11 single (0.04) Pesos- and single Pesos for the nine months ended September 30, 1999 and 2000, respectively.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Transtel S.A.
                                             ---------------------------
                                                     (Registrant)


Date: January 16, 2001                      By:   /s/ Guillermo O. Lopez
                                               -------------------------
                                               Name:  Guillermo O. Lopez
                                               Title: President